[redacted]

14005041

No Act
PE 12/16/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 28 2014

Washington, DC 20549

January 28, 2014

Jason J. Kelroy
Kohl's Corporation
jason.kelroy@kohls.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-28-14

Re: Kohl's Corporation
Incoming letter dated December 16, 2013

Dear Mr. Kelroy:

This is in response to your letter dated December 16, 2013 concerning the shareholder proposal submitted to Kohl's by the UAW Retiree Medical Benefits Trust. We also have received a letter from the proponent dated January 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

KOHL'S

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274

December 16, 2013

VIA E-MAIL (shareholderproposals@sec.gov)
AND VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Kohl's Corporation - Omission of Shareholder Proposal Submitted by UAW Retiree Medical Benefits Trust

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), that Kohl's Corporation ("Kohl's") intends to omit from its proxy statement and form of proxy for the 2014 annual meeting of its shareholders (the "2014 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by Meredith Miller on behalf of the UAW Retiree Medical Benefits Trust (the "Proponents").

A copy of the Shareholder Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Kohl's believes that the Shareholder Proposal may be excluded from Kohl's 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Act because it deals with matters that Kohl's has already substantially implemented. We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(10), Kohl's excludes the Shareholder Proposal from its 2014 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2014 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponents, thereby notifying them of our intention to exclude the Shareholder Proposal from our 2014 Proxy Materials.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal requests a review of policies related to human rights, stating in relevant part:

> RESOLVED, that shareholders of Kohl's Corporation ("Kohl's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Kohl's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:
>
> - Human rights principles used to frame the assessment
> - Frequency of assessment
> - Methodology used to track and measure performance
> - Nature and extent of consultation with relevant stakeholders in connection with the assessment
> - How the results of the assessment are incorporated into company policies and decision making

BASIS FOR EXCLUSION

KOHL'S MAY EXCLUDE THE SHAREHOLDER PROPOSAL FROM ITS 2014 PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(10) BECAUSE KOHL'S HAS SUBSTANTIALLY IMPLEMENTED THE SHAREHOLDER PROPOSAL.

I. Established Securities and Exchange Commission and Staff Precedent

In a no-action letter involving a similar shareholder proposal submitted to another company, the Staff recently determined that the shareholder proposal was excludable under Rule 14a-8(i)(10), as the company had already substantially implemented the shareholder proposal. The Boeing Co. (Feb. 17, 2011). The Boeing Company, at the time of receipt of its similar shareholder proposal and the filing of its no-action request, indicated that it had a policy in place that incorporated human rights concepts, had an established review of such policy in place, published an annual global citizenship report and engaged with stakeholders on matters related to human rights, just as is the case for Kohl's currently.

As demonstrated below, we have substantially implemented the Shareholder Proposal through our: (a) consideration and incorporation of human rights principles upon the development, adoption, subsequent periodic review and amendments of the Kohl's Corporation Terms of Engagement (the "Policy") and other company policies and the preparation of our annual Corporate Social Responsibility Reports; (b) robust enterprise risk management processes to assess, monitor and mitigate all risks enterprise-wide; (c) disclosure of the Corporate Social Responsibility Reports and the Policy and any revisions thereto on our external websites; and (d) participation in stakeholder groups focusing on matters relevant to human rights.

Rule 14a-8(i)(10) allows the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." See Securities Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"). The Commission has made explicitly clear that a shareholder proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). See 1998 Release (confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("1983 Release")). In the 1983 Release, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] or [Rule 14a-8(i)(10)] defeated its purpose." The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Securities Exchange Act Release No. 34-12598 (July 7, 1976) (addressing Rule 14a-(c)(10), the predecessor rule to Rule 14a-8(i)(10)).

The Staff has stated that "[a] determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether [its] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the shareholder proposal's essential objective. See, e.g., The Boeing Co. (Feb. 17, 2011); Exxon Mobil Corp. (March 19, 2010); and Intel Corp. (Mar. 11, 2003). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has substantially implemented the essential objective of the shareholder proposal even if by means other than those suggested by the shareholder proponent. See, e.g., The Boeing Co. (Feb. 17, 2011) (permitting exclusion of a shareholder proposal requesting management review policies related to human rights to assess areas where the company needs to adopt and implement additional policies and report its findings when the company had already adopted its own policies, practices and procedures related to human rights); The Proctor & Gamble Co. (Aug. 4, 2010) (permitting exclusion of a shareholder proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); Wal-Mart Stores, Inc. (Mar. 30, 2010) (permitting exclusion of a shareholder proposal requesting adoption of global warming principles when the company had policies reflecting at least to some degree the proposed principles); ConAgra Foods, Inc. (July 3, 2006) (permitting exclusion of a shareholder proposal seeking a sustainability report when the company was already providing information generally of the type proposed to be included in the report); Johnson & Johnson (Feb. 17, 2006) (permitting exclusion of a shareholder proposal recommending verification of employment legitimacy when the company was already acting to address the concerns of the shareholder proposal); Talbots Inc. (Apr. 5, 2002) (permitting exclusion of a shareholder proposal requesting implementation of a code of corporate conduct based on the United Nations International Labor Organization standards when the company had established its own business practice standards); and The Gap, Inc. (Mar. 16, 2001) (permitting exclusion of a shareholder proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with shareholders). Furthermore, the Staff has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire shareholder proposal may be omitted. See The Limited (Mar. 15, 1996) and American Brands, Inc. (Feb. 3, 1993).

The Staff has also consistently granted requests for no-action relief relating to shareholder proposals requesting the issuance of a report when the company could demonstrate that it had published the relevant information on its public website. See, e.g., Aetna Inc. (Mar. 27, 2009) (permitting exclusion of a shareholder proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); and Alcoa Inc. (Feb. 3, 2009); Wal-Mart Stores, Inc. (Mar. 20, 2008) and Dow Chemical Co. (Mar. 5, 2008) (in each case permitting exclusion of a shareholder proposal requesting a global warming report when the company had already generally addressed the issue).

II. Application of Commission and Staff Precedent to the Shareholder Proposal

A. *Kohl's Terms of Engagement reflect human rights risks and principles and are reviewed and amended on a periodic basis achieving the essential objective of the Shareholder Proposal.*

Kohl's is committed to high standards of behavior on issues of human rights and social responsibility. Through our Policy, we hold all of our vendor partners to these same high standards. Our Policy is posted online at www.connection.kohls.com under the "new vendors" tab.

Our Policy spells out Kohl's expectation to our vendor partners regarding a wide-variety of human rights-related issues, including, but not limited to, wages and benefits, working hours, the use of child or forced labor, discrimination, disciplinary practices, women's rights, legally protected rights of workers to free association and health and safety issues. In addition to this publicly available Policy, Kohl's publishes a detailed guidebook to all of our supply chain vendors. This Guidebook, which exceeds thirty (30) pages, outlines critical benchmarks, compliance guides, indicators of non-compliance and good management practices for each of the items addressed in the Policy.

Kohl's periodically reviews and, as appropriate, revises all of its corporate policies and procedures. Kohl's human rights policies are no exception. In light of the Proposal, Kohl's recently revised its Policy to expressly reflect its practice of periodically reviewing its policies.

The Policy now includes the following explicit requirement: "Kohl's will periodically review these Terms of Engagement to determine whether revisions are appropriate. Any such revisions will be promptly published by Kohl's." Accordingly, and as described in more detail below, Kohl's already has in place a policy review process, reviews its human rights policies consistent with that process and does not believe that any changes are warranted at this time. In the event that future reviews result in changes, such changes will be promptly disclosed on Kohl's website in the form of an updated Policy.

B. *Kohl's robust enterprise risk management processes achieve the essential objective of the Shareholder Proposal's risk assessment recommendation.*

The Shareholder Proposal Proponents' supporting statement recommends a "human rights risk assessment" to identify and analyze potential and actual human rights risks of Kohl's operations and supply chain. Kohl's already has a robust enterprise risk management process to assess, monitor and mitigate all risks enterprise-wide, not merely those that relate to human rights risks. This process includes the assessment of risks associated with noncompliance of laws, regulations and policies, including those set forth in the Policy.

As outlined in our 2013 Proxy Statement:

> We have developed a robust enterprise risk management program that is driven by management and overseen by the Board's Audit Committee, with progress reports given periodically to the full Board. Our enterprise risk management program was designed to monitor Kohl's ongoing progress in managing the potential impact of key regulatory, operational, financial and reputational risks across the organization. Management has compiled a comprehensive list of enterprise risks. These risks have been prioritized based upon the potential financial and reputational damage posed by each risk. A member of senior management has been assigned as the "owner" of each risk based upon who is most likely to be able to impact the effects of that particular risk. Each risk owner has been required to develop action plans to reduce, mitigate or eliminate the risk, identify barriers to risk reduction efforts, and establish key metrics to objectively measure the impacts of risk management efforts. A risk management committee has been formed among key senior managers from across our company to actively review each risk owner's progress toward reduction, mitigation or elimination of each particular risk. The risk management committee meets regularly to review the status of risk management efforts directed toward each identified risk element. Our principal officers are periodically updated on the status of all risk management efforts, and are regularly consulted for additional direction.
>
> Pursuant to its charter, the Board's Audit Committee actively oversees and monitors our enterprise risk management program. The Board receives a full annual status report on all of our risk management activities. Between these

> annual reports, the Audit Committee receives regular updates from members of senior management on various elements of material risk. Some of these reports are scheduled because of their particular significance, and others may be scheduled at the request of any Audit Committee member for any reason. These reports are given by the appropriate risk owner within the organization to enable the Audit Committee members to understand our risk identification, risk management and risk mitigation strategies, and to provide regular feedback and general direction to management. Following each of these updates, the Audit Committee Chairman reports on the discussion to the full Board during the committee reports portion of the next full Board meeting. On an annual basis, the full Board also receives a comprehensive update on our current risk profile and our activities related to the enterprise risk management program. This enables all members of the Board to understand our overall risk profile and efforts being made to reduce, mitigate or eliminate each element of risk.

Kohl's 2013 Proxy Statement, p. 10.

Arising out of this robust enterprise risk management process, Kohl's established a Social Responsibility Committee, which is chaired by Kohl's Chief Executive Officer and consists of senior executives from Product Development, Logistics, Buying Offices, Legal, Human Resources and Social Compliance. That Social Responsibility Committee meets on a quarterly basis to review, discuss and assess social responsibility issues, including those issues directly related to human rights, within Kohl's supply chain. In addition, a working group led by Senior Vice Presidents overseeing Kohl's Social Compliance and Product Development teams meets on a monthly basis to review these types of issues.

In light of the foregoing, we believe our comprehensive enterprise risk assessment process already achieves, and in fact goes well beyond, the essential objective of the Proponents' risk assessment recommendation.

C. Kohl's annual Corporate Social Responsibility Reports and other existing corporate disclosures achieve the essential objective of the Shareholder Proposal's performance tracking and reporting recommendation.

One of the major underlying themes of the Shareholder Proposal is Proponent's request for more information regarding Kohl's methodology used to track and measure performance. Kohl's already publishes significant, detailed information on its compliance program and performance statistics. Specifically, Kohl's annual Corporate Social Responsibility Report, which is published online at our Investor Relations pages on www.kohlscoporation.com under "Corporate Governance – Highlights", details Kohl's factory monitoring process:

> We have retained the services of two professional, independent third-party firms to monitor Vendor Partner compliance with our Policy. Our monitors have auditing professionals located in the territories in which the manufacturing

facilities are located, able to speak the language of workers and management, and have extensive experience with monitoring social compliance on behalf of international customers.

The monitors visit each manufacturing facility, interviewing factory workers and management, observing facility conditions and performing detailed testing of facility business records in order to complete our factory monitoring program to determine the level of compliance with our Policy and applicable laws.

Our full-compliance audit program includes fifteen different modules:

- Laws and Regulations
- Wages and Benefits
- Working Hours
- Child Labor
- Health and Safety
- Discrimination
- Free Association
- Disciplinary Practices
- Women's Rights
- Monitoring and Compliance
- Health and Safety - Dormitories
- Environmental Requirements
- Communication and Record Keeping
- Subcontracting
- Forced Labor / Slave Labor & Human Trafficking

During the course of each facility visit, the monitor documents all deficiencies related to our Policy. Upon completion of each visit, the monitor summarizes and discusses each deficiency with factory management to facilitate corrective actions and then sends a report to Kohl's. Kohl's Policy compliance team reviews factory monitoring reports and works with our Business Partners to implement corrective actions.

Kohl's 2012 Corporate Social Responsibility Report, p. 37.

Kohl's annual Corporate Social Responsibility Report also includes detailed, year-over-year compliance program performance statistics and metrics outlining the annual social compliance program results for:

- monitoring visits;
- facilities visited;
- compliant facilities;

- not compliant facilities;
- inactive facilities;
- facilities still in the monitoring process; and
- factory visits that were not announced.

See, e.g., Kohl's 2012 Corporate Social Responsibility Report, p. 39.

In addition, this detailed information is also accessible through a "Socially Responsible Product Sourcing" report available through a link at the bottom of each and every page on Kohl's customer-facing E-Commerce website, www.kohls.com.

D. ***Kohl's annual Corporate Social Responsibility Reports and participation in relevant stakeholder groups achieve the essential objective of the Shareholder Proposal's recommendation to review our engagement strategy with stakeholders.***

The Proponents' supporting statement also recommends that the requested assessment and reporting include the "nature and extent of consultation with relevant stakeholders in connection with the assessment." Our current strategy of engagement on matters relevant to human rights, which we continually review, includes, among other things, publishing an annual Corporate Social Responsibility Report, as well as participating in relevant stakeholder groups.

Kohl's 2012 Corporate Social Responsibility Report noted:

> **This Report is for All of Our Stakeholders**
> Kohl's knows that its key stakeholders, including our customers, shareholders, vendors and associates, care about the environment, community and world. Kohl's cares about these matters and has assembled this report with these stakeholders in mind. This report will provide an update on how Kohl's is contributing to a more responsible world through its sustainability, community initiatives and social responsibility.
>
> **Contact or Feedback to this Report**
> Questions or comments regarding this report can be directed to: investor.relations@kohls.com

Kohl's 2012 Corporate Social Responsibility Report, p. 3.

As also outlined in our Corporate Social Responsibility Report, Kohl's provides training to vendor partners on our Policy and our expectation of compliance, and we regularly communicate with our vendor partners on compliance issues:

> ... we conducted numerous individual training sessions for Vendor Partners to promote understanding and compliance with our requirements. In this way, we

clearly communicated our expectations and, in turn, our Vendor Partners had the opportunity to explain their practical challenges to us. The following topics were reviewed during training sessions:

- Expectations for Suppliers
- Policy Definitions
- Best Practices
- Site Verification Methods
- Reporting of Facility Assessments
- Remediation Methods
- Compliance Improvement

In addition, we strongly encourage our Vendor Partners to develop and/or enhance their own internal social responsibility functions to raise awareness and to sustain performance improvements. We emphasize open, ongoing Vendor Partner communication.

We also conduct internal training sessions for Product Development Associates regarding our Policy requirements quarterly. We provide relevant Kohl's Associates, who have direct responsibility for supply chain management, training on human trafficking and slavery, particularly with respect to mitigating risks within the supply chain.

Kohl's 2012 Corporate Social Responsibility Report, p. 38.

Finally, as it relates specifically to participation in stakeholder groups addressing human rights issues, Kohl's membership and participation in several stakeholder groups is well publicized, including the Social Labor Working Group formed under the Sustainable Apparel Coalition, the Better Factories Cambodia and Better Work Vietnam programs under the International Labour Organization and the Alliance for Bangladesh Worker Safety. See, e.g., Kohl's 2012 Corporate Social Responsibility Report, p. 39.

Kohl's remains dedicated to ensuring the highest standards of ethical behavior in our business activities.

CONCLUSION

Based upon the foregoing analysis, and consistent with Staff's recent determinations in the similar no-action letters cited above, Kohl's respectfully requests that the Staff agree that we may omit the Shareholder Proposal from our 2014 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Thank you for your prompt attention to this request.

Sincerely,

Jason J. Kelroy
SVP, Assistant General Counsel

cc: Ms. Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
110 Miller Avenue, Suite 100
Ann Arbor, Michigan 48104-1305
mamiller@rhac.com

EXHIBIT A

KOHL'S
expect great things

Jason Kelroy <jason.kelroy@kohls.com>

RE: UAW RMBT SH Proposal - Kohl's - Electronic Copy

1 message

Sacramone, Daniel N <DNSacramone@statestreet.com> Mon, Dec 9, 2013 at 3:50 PM
To: "governance@kohls.com" <governance@kohls.com>, "investor.relations@kohls.com" <investor.relations@kohls.com>, "jason.kelroy@kohls.com" <jason.kelroy@kohls.com>
Cc: Cambria Allen <callen@rhac.com>, "Ryan Droze (rdroze@rhac.com)" <rdroze@rhac.com>, "Stone, Timothy" <tstone@statestreet.com>

Dear Mr. Schepp,

Attached, please find a Shareholder Certification Letter regarding the UAW Retiree Medical Benefits Trust holding of Kohls Corp. This letter is sent as backup to the proposal letter submitted by the Trust to Kohls Corp on 11/22/13 (see below). Please let me know if you need anything else. Thank you. Dan

---

Daniel N. Sacramone, Client Service Officer

State Street Global Services | Public Funds Services | 1200 Crown Colony Drive – 3rd Floor, Quincy, MA 02169

P: 1 617-537-0151 | F: 1 617 769 6695 | dnsacramone@statestreet.com

Effective Immediately, our New Fax # for Cash Directives is: 617-786-2076

From: Cambria Allen
Sent: Saturday, November 23, 2013 12:36 PM
To: investor.relations@kohls.com; directors@kohls.com; governance@kohls.com
Cc: Ryan Droze
Subject: UAW RMBT SH Proposal - Kohl's - Electronic Copy

Dear Mr. Schepp:

Attached is an electronic version of a proposal filed by the UAW Retiree Medical Benefits Trust for inclusion in Kohl's Corporation's proxy statement for the 2014 Annual Meeting of Stockholders. Please note that a hard copy was sent yesterday (11/22/13) via overnight mail, and therefore should arrive at your offices by mid-day Monday. Please also note that a letter certifying the Trust's ownership in Kohl's as mandated under Rule 14a-8 will be sent directly to you by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

I will be out of the office from November 25 through November 29 for the holidays, but my colleague, Ryan Droze, will be available through Wednesday. Ryan is copied on this email; you also can reach him at rdroze@rhac.com or via phone at (734) 887-4973 should you have any questions. We also ask that you kindly confirm receipt of this email.

Sincerely,

Cambria Allen

Cambria Allen

Corporate Governance Director

UAW Retiree Medical Benefits Trust

phone: (734) 887-4967

fax: (734) 929-5859

cell: (860) 881-6727

callen@rhac.com

UAW RETIREE Medical Benefits Trust

UAW RMBT Shareholder Certificate Kohls Corp - 12.9.13.pdf.zip
215K

Timothy Stone

Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
tstone@statestreet.com

telephone +1 617 985 9509
facsimile +1 617 769 6695

www.statestreet.com

STATE STREET.

DATE: December 9, 2013

Richard D. Schepp
Senior Executive Vice President, General Counsel and Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Re: Shareholder Proposal Record Letter for Kohls Corp (cusip 500255104)

Dear Mr. Schepp:

State Street Bank and Trust Company is custodian for **188,084 shares of Kohls Corp** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously since November 22, 2012. The Trust continues to hold the shares of Kohls Corp stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). FIORDPIER + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Timothy B. Stone
Vice President
State Street Bank and Trust Company

KOHL'S
expect great things

Jason Kelroy <jason.kelroy@kohls.com>

UAW Retiree Medical Benefits Trust - Kohl's Corp Shareholder Proposal

1 message

Jason Kelroy <jason.kelroy@kohls.com> Mon, Dec 9, 2013 at 2:30 PM
To: mamiller@rhac.com

Ms. Miller -

Please find the attached letter requesting stock ownership information from the UAW Retiree Medical Benefits Trust pursuant to SEC Rule 14a-8. The original is being sent to you via UPS overnight delivery.

Please contact me with any questions.

Jason J. Kelroy
Senior Vice President, Assistant General Counsel
Kohl's Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Phone: (262) 703-1727
Cell: (414) 331-6944
email: jason.kelroy@kohls.com

UAW Proposal letter 12.09.13 (1).PDF
62K

KOHL'S

Jason J. Kelroy
(262) 703-1727
Fax: (262) 703-7274

December 9, 2013

VIA E-MAIL (mamiller@rhac.com)
AND VIA OVERNIGHT COURIER

Ms. Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
110 Miller Avenue, Suite 100
Ann Arbor, Michigan 48104-1305

Re: UAW Retiree Medical Benefits Trust
Kohl's Corporation Shareholder Proposal

Dear Ms. Miller:

We received the shareholder proposal dated November 22, 2013 that you submitted on behalf of the UAW Retiree Medical Benefits Trust (the "Trust"). You asked that all questions regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities and Exchange Act of 1934, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of Kohl's Corporation common stock for at least one year as of the date that the proposal was submitted.

The Trust did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Trust's shares verifying that, as of the date the proposal was submitted, the Trust had continuously owned the requisite shares of Kohl's Corporation common stock for at least one year.

Please send the statement to my attention. Rule 14a-8(f) requires you to provide this information within 14 days of your receipt of this notice.

Please call me if you have any questions.

Sincerely,

Jason J. Kelroy
SVP, Assistant General Counsel

From: Cambria Allen <callen@rhac.com>
Date: Sat, Nov 23, 2013 at 11:36 AM
Subject: UAW RMBT SH Proposal - Kohl's - Electronic Copy
To: "investor.relations@kohls.com" <investor.relations@kohls.com>, "directors@kohls.com" <directors@kohls.com>, "governance@kohls.com" <governance@kohls.com>
Cc: Ryan Droze <rdroze@rhac.com>

Dear Mr. Schepp:

Attached is an electronic version of a proposal filed by the UAW Retiree Medical Benefits Trust for inclusion in Kohl's Corporation's proxy statement for the 2014 Annual Meeting of Stockholders. Please note that a hard copy was sent yesterday (11/22/13) via overnight mail, and therefore should arrive at your offices by mid-day Monday. Please also note that a letter certifying the Trust's ownership in Kohl's as mandated under Rule 14a-8 will be sent directly to you by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

I will be out of the office from November 25 through November 29 for the holidays, but my colleague, Ryan Droze, will be available through Wednesday. Ryan is copied on this email; you also can reach him at rdroze@rhac.com or via phone at (734) 887-4973 should you have any questions. We also ask that you kindly confirm receipt of this email.

Sincerely,
Cambria Allen

Cambria Allen
Corporate Governance Director
UAW Retiree Medical Benefits Trust
phone: (734) 887-4967
fax: (734) 929-5859
cell: (860) 881-6727
callen@rhac.com

UAW RETIREE
Medical Benefits Trust

November 22, 2013

Richard D. Schepp
Senior Executive Vice President, General Counsel and Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Ms. Schepp:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Kohl's Corporation's (the "Company") proxy statement for the 2014 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2014 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,

Meredith Miller

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
Tel: 734- 887- 4964• Fax: 734-929-5859

RESOLVED, that shareholders of Kohl's Corporation ("Kohl's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Kohl's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available to shareholders on Kohl's website no later than October 31, 2014.

Supporting Statement

As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions, can adversely affect shareholder value.

Kohl's, like many companies, has adopted a code of conduct addressing human rights issues and a separate code for its suppliers. ("Kohl's Ethical Standards and Responsibilities" and "Terms of Engagement for Kohl's Business Partners" ("TOE")) But adoption of principles is only the first step in effectively managing human rights risks. Companies must assess risks to shareholder value posed by human rights practices in their operations and supply chains to translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf)

Kohl's business is exposed to significant human rights risks. A significant portion of the merchandise sold by Kohl's is sourced from 75 foreign countries. (2012 10-K at 6 and 2011 Social Responsibility Report at 5) Though Kohl's does not list them, it does participate in industry-led labor groups for Cambodia and Bangladesh, both of which have faced intense international criticism and scrutiny following deadly factory collapses and fires.

None of Kohl's disclosed policies or practices provide for or constitute a human rights risk assessment. Although Kohl's does provide some information regarding supplier audits and monitoring, a human rights risk assessment is a far more comprehensive, high-level analysis of the risks faced by Kohl's in all aspects of its business. Whether Kohl's has conducted a human rights risk assessment, and, if so, what methodology Kohl's used and how such the analysis affects company policies and decision making, is valuable information for shareholders concerned about human rights risk.

We urge shareholders to vote for this proposal.

January 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kohl's Corporation
Incoming letter dated December 16, 2013

The proposal urges the board to report to shareholders on Kohl's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain.

There appears to be some basis for your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Kohl's public disclosures compare favorably with the guidelines of the proposal and that Kohl's has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Kohl's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

UAW RETIREE
Medical Benefits Trust

January 10, 2014

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Kohl's Corporation to omit proposal by UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Kohl's Corporation ("Kohl's" or the "Company"). The Proposal asks Kohl's board of directors to report to shareholders on the Company's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain (a "human rights risk assessment"), addressing certain matters such as the human rights principles used to frame the assessment, methodology used to track and measure performance and how the results of the assessment are incorporated into company policies and decision making.

In a letter to the Division dated December 16, 2013 (the "No-Action Request"), Kohl's stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2014 annual meeting of shareholders. Kohl's argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Kohl's has substantially implemented the Proposal. As discussed more fully below, Kohl's has not met its burden of proving its entitlement to exclude the Proposal; accordingly, the Trust respectfully asks that its request for relief be denied.

The Proposal

The Proposal states:

"RESOLVED, that shareholders of Kohl's Corporation ("Kohl's") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Kohl's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain (referred to herein as a 'human rights risk assessment') addressing the following:

- Human rights principles used to frame the assessment

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1305
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- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making"

<u>Kohl's Has Not Substantially Implemented the Proposal Because Its Current Disclosure Falls Far Short of the Report Requested in the Proposal</u>

Kohl's claims that it has substantially implemented the Proposal and thus is entitled to exclude it in reliance on Rule 14a-8(i)(10). Kohl's points to the fact that it has adopted human rights policies– which was not requested in the Proposal–and scattered descriptions of the Company's enterprise risk management process, monitoring of suppliers and membership in various organizations with sustainability-related objectives. Taken together, these disclosures fall far short of the report requested in the Proposal, as discussed below. Thus, Kohl's actions cannot be said to satisfy the "essential objective" of the Proposal.

The Proposal asks Kohl's Board to report to shareholders on "Kohl's process for identifying and analyzing potential and actual human rights risks of Kohl's operations and supply chain." The essential objective of the Proposal, then, is to provide shareholders with insight into Kohl's human rights risk analysis <u>process</u>. This emphasis on process follows the approach taken in the UN Guiding Principles on Business and Human Rights (the "Guiding Principles"), which stresses the importance of having a robust process for human rights risk assessment (referred to in the Guiding Principles as "human rights due diligence") in order to operationalize a commitment to respecting human rights.[1]

Similarly, in their Guide to Human Rights Impact Assessment and Management ("HRIAM"), the International Finance Corporation and International Business Leaders Forum (in association with the UN Global Compact) describe human rights risk assessment as a process that includes, but is not synonymous with, monitoring company or supplier practices, identifying relevant human rights policies to serve as benchmarks and collecting data.[2] The HRIAM characterizes the process of human rights risk assessment as "comprehensive and systematic," emphasizing that its purpose is to obtain a full picture of all of the human rights risks and impacts of a company's business activities.[3]

A report on a process, like the one requested in the Proposal, should be a single document, even if it refers to other documents or materials available elsewhere. A process has a beginning and an

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1 *UN Guiding Principles on Business and Human Rights*, Office of the High Commissioner, Human Rights, Principle 17 (2011) (available at http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf)

2 International Finance Corporation and International Business Leaders Forum, *Guide to Human Rights Impact Assessment and Management*, at 12 (2010) (hereinafter, "HRIAM").

3 <u>Id.</u> at 20.

end—though it may be repeated—and shareholders must be able to follow the steps to have a full understanding of the process. In that respect, a proposal asking a company to report on a process differs from a proposal asking a company to disclose a set of static principles. The principles may be embodied in more than one document, but a shareholder can obtain a full understanding of the company's principles by reading those documents.

Reinforcing the need for a single document, the Proposal asks for a report by Kohl's Board of Directors. With the exception of the proxy statement disclosure discussed below—which is plainly insufficient to substantially implement the Proposal—the materials touted by Kohl's are not authored by the Board. The Company's 2012 Corporate Responsibility Report, on which Kohl's heavily relies, is signed only by the Company's President and CEO and bears no evidence of Board authorship or endorsement. Indeed, the President/CEO states in his introductory letter, "I am proud to present our achievements in sustainability initiatives, community relations and social responsibility."[4]

Coca-Cola's recently-filed report on its decision to invest in Burma following the lifting of U.S. sanctions illustrates the human rights risk assessment (or due diligence) process. Coca-Cola's report describes the steps in its risk assessment process, including assignment of personnel; initial fact-finding and mapping of the Burma market and risks associated with entering it; in-country investigations, including research of the regulatory and business environment, enlistment of local partners, and identification of potential risks related to human rights such as the presence of child labor; preparation of a plan to mitigate potential human right risks; and community and stakeholder engagement. The report sets forth the relevant policies used to inform its risk assessment, such as the company's Human Rights Statement, Workplace Rights Policy and Code of Business Conduct for Suppliers.[5]

Even assuming shareholders should be required to piece together disclosures from various sources, a shareholder reviewing the disclosures cited by Kohl's would not be able to gain an understanding of the Company's process for comprehensively and systematically analyzing the human rights risks of its business activities. The disclosures Kohl's cites are either irrelevant to the Proposal's request or provide only a small fraction of the information sought in the Proposal.

First, Kohl's points to its adoption and disclosure of the Terms of Engagement, which it refers to in its No-Action Request as the "Policy." Nowhere does the Proposal ask Kohl's to adopt a human rights policy, review its human rights policy or disclose the existence of such a policy or revisions to shareholders. Indeed, the Proposal's supporting statement recognizes that Kohl's has adopted two policies that touch on human rights, which are easily available to the public. Instead, the Proposal asks for a report on how human rights policies—whatever they may be—are applied (or not) in the larger process of human rights risk assessment. Thus, disclosing the Policy and requiring periodic review of it

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[4] *2012 Kohl's Corporate Social Responsibility Report*, at 2 (available at http://www.kohlsgreen.com/media/pdfs/2012CSRReport-Kohls.pdf).

[5] *Responsible Investment in Myanmar: The Coca-Cola Company* (Dec. 12, 2013) (available at http://photos.state.gov/libraries/burma/895/pdf/TCCCStateDepartmentResponsibleInvestment%20in%20MyanmarReport121213.pdf). The report was filed pursuant to a State Department requirement for any U.S. person who invests $500,000 or more in Burma. See http://burma.usembassy.gov/reporting-requirements.html.

is unresponsive to the Proposal. We note also that the Policy to which Kohl's points applies only to its suppliers, while the Proposal addresses human rights risks related to Kohl's own operations as well as its supply chain.

Second, Kohl's cites a discussion in its 2013 proxy statement of the Company's enterprise risk management system, which it says includes the compilation of a "comprehensive list of enterprise risks." (No-Action Request, at 5) Presumably, Kohl's asks us to assume that those risks include human rights risks, though that is not stated in the proxy statement disclosure. This description does not satisfy the specific requests in the Proposal:

- It does not describe the human rights principles used by the members of management charged with identifying risks.
- It does not specify the frequency with which management identifies and analyzes human rights risks.
- There is no discussion regarding the methodology used to track and measure performance.
- No mention is made of the nature and extent of consultation, if any, with relevant stakeholders.
- Although the proxy statement disclosure asserts that members of management are assigned to "develop action plans to reduce, mitigate or eliminate" risks for which they are responsible (see id.), the proxy statement discussion does not report on how the results of risk analysis are incorporated in to company policies and decision making.

Third, Kohl's claims that the data in its Corporate Social Responsibility Report satisfy the Proposal's request for information on how performance is measured and tracked. As discussed above, because the Corporate Social Responsibility Report is authored by management, not the Board, it cannot be said to substantially implement the third element of the Proposal. The data on Kohl's factory monitoring process describes the compliance items against which factories are judged, but does not describe how Kohl's tracks and measures supplier performance once it has received monitors' reports, stating only that Kohl's compliance team "reviews factory monitoring reports and works with our Business Partners to implement corrective actions."[6] That minimal description begs the question of how Kohl's tracks and measures suppliers' performance, and implementation of "corrective actions," over time.

Finally, the Proposal asks Kohl's to report on the nature and extent of consultation with relevant stakeholders in connection with its human rights risk assessment process. Kohl's urges that it has substantially implemented this element of the Proposal by disclosing in its Corporate Social Responsibility Report that it is a member of the Social/Labor Working Group of the Sustainable Apparel Coalition, which is "developing a component of the Apparel Index to align group members on a set of indicators meant to capture a continuum of performance," and that it participate in the Better Work Program sponsored by the International Labor Organization.[7] Brief mention of participation in two organizations with sustainability-related missions does not constitute a discussion of the nature and

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[6] Id. at 37.
[7] Id. at 39.

extent of stakeholder engagement in connection with the human rights risk assessment process. The disclosure in the Corporate Social Responsibility Report does not identify which stakeholders also participate in the groups and how membership or participation in the groups provides Kohl's with stakeholder engagement.

Similarly, the fact that Kohl's has published a Corporate Social Responsibility Report, and language in that report stating that the report is a way of communicating with stakeholders, do not serve to inform shareholders that the report constitutes the "nature and extent of consultation with relevant stakeholders" in connection with human rights risk assessment. As discussed above, management authors the Corporate Social Responsibility Report. Moreover, it is not reasonable to expect shareholders to draw the inference suggested by Kohl's from the existence of the Corporate Responsibility Report and some vague language in the report about communicating with stakeholders. The Proposal calls for an affirmative discussion of consultation with stakeholders, which Kohl's does not provide.

For the reasons set forth above, Kohl's has not met its burden of showing that it has substantially implemented the Proposal and is entitled to omit it in reliance on Rule 14a8(i)(10). We respectfully request that Kohl's request for relief be denied.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,

Meredith Miller

Meredith A. Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Cc: Jason J. Kelroy
SVP, Assistant General Counsel
Kohl's Corporation
Via fax 262-703-7274